Wefunder Revenue Share

Please note: Revenue projections are NOT to be taken as guaranteed. Investing in startups is ris example, see the Risks disclosed in the Form C). Investors should feel free to edit the revenue p

Please enter inputs in the orange cells	

Company name	**Vuba Corp**

Quarter	Year
Q1, 2022	2022
Q2, 2022	2022
Q3, 2022	2022
Q4, 2022	2022
Q1, 2023	2023

Total target loan amount	$1,070,000
Multiple for investors	5.00
% of revenues	20%

Early Bird terms?	Yes
Early Bird loan amount	$100,000
Early Bird multiple for investors	5.25

Year of disbursal	2022
Quarter of disbursal	Q1
Grace period quarters	1

Quarter repaid	Q1, 2023
Years to repay	1.25

Non Early Bird loan amount	$970,000
Non Early Bird repayment amount	$4,850,000
Early Bird loan amount	$100,000
Early Bird repayment amount	$525,000
Wefunder Fees loan amount	$0
Wefunder Fees repayment amount	$0
Total loan amount	$1,070,000
Total repayment amount	$5,375,000

sky. The company may not achieve these revenue numbers for a number of reasons (for projections in column H to see how the repayment schedule would be affected.

Possible revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
$7,500,000	$0	$0	$5,375,000
$7,500,000	$1,500,000	$1,500,000	$3,875,000
$7,500,000	$1,500,000	$3,000,000	$2,375,000
$7,500,000	$1,500,000	$4,500,000	$875,000
$8,000,000	$1,554,907	$5,375,000	$0



Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
2022	$30,000,000	$4,500,000	$4,500,000	$5,375,000
2023	$34,481,000	$6,356,135	$5,375,000	$0